UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of Report (Date of earliest event reported): July 20, 2005

GS Financial Corp.
(Exact Name of Registrant as Specified in its Charter)

Louisiana	0-22269	72-1341014
(State of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

3798 Veterans Blvd.
Metairie, LA 70002
(Address of Principal Executive Offices)

(504) 457-6220
(Registrant's Telephone Number, including area code)

Not Applicable
(Former name or former address, if changed since last report)

Check the appropriate box below it the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (See General Instruction A.2 below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 240.14d-2(b))
☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 2.02   **Results Of Operations And Financial Condition**

On July 20, 2005, GS Financial Corp. issued a press release announcing its financial results for the quarter ended June 30, 2005. A copy of that press release is attached as Exhibit 99.1 to this Current Report and incorporated herein by reference.

Item 9.01   **Financial Statements And Exhibits**

    a) None

    b) None

    c) Exhibits.

        99.1   Press Release dated July 20, 2005

SIGNATURE

Pursuant to the requirements of Section 13 or 15(d) of the Securities and Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GS FINANCIAL CORP.

Date: July 20, 2005

By: /s/ Ralph Weber
        Ralph Weber
        Interim President and Chief Executive Officer

Exhibit 99.1

(GS Financial Corp Letterhead)

FOR IMMEDIATE RELEASE

July 20, 2005

GS Financial Corp. Announces Second Quarter Results
(NASDAQ: GSLA)

METAIRIE, La. – GS Financial Corp, the holding company of Guaranty Savings and Homestead Association (www.gsha.com), announced quarterly earnings of $271,000 for the quarter ended June 30, 2005, up 188% from $94,000 over the same period in 2004. Earnings per share for the second quarter of 2005 were $.23, up 188% from $.08 for the second quarter of 2004.

For the first six months of 2005, net income totaled $172,000, down 16% from $205,000 over the same time period in 2004. Earnings per share over the first half of 2005 were $.14, down 22% from $.18 in the first half of 2004. First half results include the one-time recognition of costs associated with the retirement of the Company's former President and Chief Executive Officer. These costs totaled $428,000, or $.36 per share ($282,000, or $.24 per share, after related tax benefits). Excluding the impact of this one-time charge, net earnings from operations for the six months ended June 30, 2005 were $454,000, or $.38 per share.

Net interest income for the quarter ended June 30, 2005 was $1.4 million, up 7% from $1.3 million in the second quarter of 2004, and down 1% from 1.4 million in the first quarter of 2005. The second quarter 2005 net interest margin was 3.09%, up 54 basis points from 2.55% for the second quarter of 2004, and up 6 basis points from 3.03% in the first quarter of 2005.

Net interest income for the first half of 2005 was $2.9 million, up 11% from $2.6 million in the first six months of 2004. The net interest margin for the first half of 2005 was 3.06%, up 59 basis points from 2.47% for the same time period in 2004.

Additional financial highlights include the following:

- Total assets at June 30, 2005 were $189.4 million, down approximately 5% from December 31, 2004.

- Loans at June 30, 2005 were $87.9 million, down approximately 5% from December 31, 2004.

- Deposits at June 30, 2005 were $123.9 million, down approximately 5% from December 31, 2004.

- Outstanding advances from the Federal Home Loan Bank at June 30, 2005 were $35.8 million, down approximately 10% from December 31, 2004.

- Stockholders' equity at June 30, 2005 was $28.8 million, down less than 1% from December 31, 2004. Stockholders' equity as a percentage of total assets at June 30, 2005 was 15.22%, up from 14.47% at December 31, 2004.

- Non-interest expense for the second quarter of 2005 totaled $1.1 million, down approximately 4% from a year earlier. Non-interest expense for the first half of 2005 totaled $2.6 million, up approximately 14% from the first six months of 2004. Included in the first half of 2005 are the previously mentioned expenses associated with the retirement of the Company's former President and Chief Executive Officer. Excluding the impact of this one-time charge, non-interest expenses for the first half would have been $2.2 million, down approximately 5% from the previous year.

- Non-performing assets were $718,000 at June 30, 2005, compared to $894,000 at December 31, 2004. The ratio of non-performing assets to total assets at June 30, 2005 was .38% compared to .45% at December 31, 2004.

- Reserve coverage of non-performing assets at June 30, 2004 was 128% compared to 103% at December 31, 2004. Reserve coverage of total loans was 1.04% at June 30, 2005 compared to .99% at December 31, 2004.

- The ratio of loans to deposits at June 30, 2005 was 70.97%, compared to 70.5% at December 31, 2004.

GS Financial Corp.
Condensed Consolidated Statements of Financial Condition

($ in thousands)		6/30/2005 (*Unaudited*)		12/31/2004 (*Audited*)
ASSETS				
Cash & Amounts Due from Depository Institutions	$	2,162	$	1,613
Interest-Bearing Deposits from Other Banks		5,244		3,761
Federal Funds Sold		2,930		1,650
Securities Available-for-Sale, at Fair Value		84,406		94,557
Loans, Net		87,903		92,158
Accrued Interest Receivable		753		596
Premises & Equipment, Net		2,543		2,508
Stock in Federal Home Loan Bank, at Cost		2,484		2,445
Foreclosed Assets		159		-
Real Estate Held-for-Investment, Net		485		493
Other Assets		334		285
Total Assets	$	189,403	$	200,066
LIABILITIES				
Deposits				
Interest-Bearing Deposits	$	122,772	$	129,758
Noninterest-Bearing Deposits		1,088		965
Total Deposits		123,860		130,723
FHLB Advances		35,817		39,689
Other Liabilities		901		710
Total Liabilities		160,578		171,122
STOCKHOLDERS' EQUITY				
Preferred Stock - $.01 Par Value	$	-	$	-
Common Stock - $.01 Par Value		34		34
Additional Paid-in Capital		34,538		34,425
Unearned ESOP Stock		(380)		(521)
Unearned RRP Trust Stock		(861)		(865)
Treasury Stock		(32,193)		(32,119)
Retained Earnings		28,216		28,286
Accumulated Other Comprehensive Loss		(529)		(296)
Total Stockholders' Equity		28,825		28,944
Total Liabilities & Stockholders' Equity	$	189,403	$	200,066
Selected Asset Quality Data				
Total Non Performing Assets	$	718	$	894
Non Performing Assets to Total Assets		0.38%		0.45%
Allowance for Loan Losses to Non Performing Assets		128.13%		102.90%

GS Financial Corp.
Condensed Consolidated Statements of Income
(Unaudited)

		For the Three Months Ended June 30,		For the Six Months Ended June 30,	
($ in thousands, except per share data)		**2005**	2004	**2005**	2004
Interest and Dividend Income	$	**2,647** $	2,717 $	**5,310** $	5,400
Interest Expense		**1,220**	1,378	**2,443**	2,806
Net Interest Income		**1,427**	1,339	**2,867**	2,594
Provision for Loan Losses		**-**	19	**-**	33
Net Interest Income after Provision for Loan Losses		**1,427**	1,320	**2,867**	2,561
Non-interest Expense		**1,071**	1,120	**2,588**	2,263
Net Income Before Non-Interest Income and Income Taxes		**356**	200	**279**	298
Non-interest Income		**24**	(117)	**32**	(96)
Income Before Tax Expense		**380**	83	**311**	202
Income Tax Expense		**109**	(11)	**139**	(3)
Net Income	$	**271** $	94 $	**172** $	205
Earnings Per Share - Basic	$	**0.23** $	0.08 $	**0.14** $	0.18
Earnings Per Share -Diluted	$	**0.23** $	0.08 $	**0.14** $	0.17
Selected Operating Data					
Weighted Average Shares Outstanding		**1,181,065**	1,156,784	**1,181,834**	1,158,428
Return on Average Assets [1]		**0.57%**	0.17%	**0.18%**	0.19%
Non-Interest Expense/Average Assets[1]		**2.26%**	2.07%	**2.69%**	2.09%
Net Interest Margin[1]		**3.09%**	2.55%	**3.06%**	2.47%

[1] *Annualized*